[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

January 9, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:  Grindrod Shipping Holdings Pte. Ltd.

Confidential Submission of Draft Registration Statement on Form 20-F

Ladies and Gentlemen:

On behalf of our client, Grindrod Shipping Holdings Pte. Ltd., (the “Company”), we are submitting a draft Registration Statement on Form 20-F (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review. The Registration Statement submitted herewith relates to the proposed listing of the Company’s common stock on the NASDAQ Global Select Market in connection with the demerger and distribution of the shipping business of Grindrod Limited.

On behalf of our client, we confirm to you that the Company will publicly file the Registration Statement and nonpublic draft submissions thereof at least 15 days prior to the anticipated effective date of the Registration Statement.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (212) 859-8689, Meredith Deutsch at (212) 859-8533 or Evan Ewing at (212) 859-8249.

Very truly yours,

/s/ Joshua Wechsler

Joshua Wechsler

cc:	Grindrod Shipping Holdings Pte. Ltd.

Martyn Wade,
Chief Executive Officer

Stephen Griffiths,
Chief Financial Officer

Fried, Frank, Harris, Shriver & Jacobson LLP

Meredith Deutsch

Evan Ewing